# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OptimizeRx Corp, CIK 0001448431
CUSIP: 68401U204
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 260 Charles Street, Suite 302, Waltham, Massachusetts (MA), 2453
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000906304

## Reporting persons
- ROYCE & ASSOCIATES LP: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 790,640; shared voting power 0; sole dispositive power 790,640; shared dispositive power 0; aggregate amount beneficially owned 790,640 (4.27% of the class)

## Item 1. Issuer
Name of issuer: OptimizeRx Corp
Address of issuer's principal executive offices: 260 Charles Street Suite 302, Waltham, MA, 2453

## Item 2. Person Filing
Name of person filing: ROYCE & ASSOCIATES LP
Address of principal business office or, if none, residence: One Madison Avenue, New York, NY 10010
Citizenship: New York Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 790640.00
Percent of class: 4.27
Sole power to vote or to direct the vote: 790640.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 790640.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

## Exhibits
The securities reported herein are beneficially owned by one or more registered investment companies or other managed accounts that are investment management clients of Royce & Associates, LP ("RALP"), an indirect majority owned subsidiary of Franklin Resources, Inc.("FRI"). When an investment management contract (including a sub advisory agreement) delegates to RALP investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats RALP as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, RALP reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment managementagreement, unless otherwise noted in this Item 4. As a result, for purposes of Rule 13d 3 under the Act, RALP may be deemed to be the beneficial owner of the securities reported in this Schedule 13G. Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 3439538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from eachother. The voting and investment powers held by RALP are exercised independently from FRI(RALP's parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than RALP are, collectively, "FRI affiliates"). Furthermore, internal policies and procedures of RALP and FRI affiliates establish informational barriers that prevent the flow between RALP and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, RALP and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act. Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") may each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI (see FRI's Proxy Statement-Stock Ownership of Certain Beneficial Owners). However, because RALP exercises voting and investment powers on behalf of its investment management clients independently of FRI affiliates, beneficial ownership of the securities reported by RALP is not attributed to the Principal Shareholders. RALP disclaims any pecuniary interest in any of the securities reported in this Schedule 13G. In addition, the filing of this Schedule 13G on behalf of RALP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d 3, of any of such securities. Furthermore, RALP believes that it is not a "group" with FRI affiliates, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d 5 under the Act and that none of them is otherwise required to attribute to any other the beneficial ownership of the securities held by such person or by any persons or entities for whom or for which RALP or the FRI affiliates provide investment management services.

## Signatures
- ROYCE & ASSOCIATES LP: Daniel A. O'Byrne, Vice President (07/16/2025)